UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Yesterday, Avianca Holdings S.A. (the “Company,” “we,” “us,” “our,” and “Avianca Holdings”), announced its offer to exchange (the “Exchange Offer”) any and all of the Company’s outstanding 8.375% Senior Notes due 2020 (the “Existing Notes”) for a new issuance of Senior Secured Notes to be issued by the Company (the “Secured Notes”) to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons in offshore transactions in accordance with Regulation S under the Securities Act. The Exchange Offer is to be made by means of a confidential exchange offering memorandum (the “Exchange Offering Memorandum”). The Company is hereby furnishing to the Securities and Exchange Commission (the “SEC”) selected information (the “Information”) regarding the Company that has been set forth in the Exchange Offering Memorandum, which Information is attached as Exhibit 99.1 to this Form 6-K and incorporated by reference herein. The information relates to our Re-profiling Plan (as defined in the Information) and includes risk factors that relate to our Re-profiling Plan as well as certain additions and updates to the risk factors included in our Annual Report on Form 20-F filed with the SEC on April 26, 2019.

The information contained in this Form 6-K, including the Information contained in Exhibit 99.1 furnished herewith, does not constitute an offer to sell, or the solicitation of an offer to buy, any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This Form 6-K, including Exhibit 99.1, contains statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of securities federal law. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: general economic, political and business conditions in our core markets of Colombia, Peru, Ecuador and Central America and the other geographic markets we serve, our level of debt and other fixed obligations and compliance with the covenants contained in our debt financings, our ability to obtain financing and the terms of such financing, including our ability to refinance existing indebtedness, any change in our controlling shareholders, and any consequences of such change in control, including under our financing and other material agreements, our ability to successfully implement our current strategy, demand for passenger and cargo air services in the markets in which we operate, competitive pressures on pricing and our capital expenditures.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Exhibit No.	Description

99.1	Selected information contained in a confidential Exchange Offering Memorandum relating to the Exchange Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Vice President Senior General Counsel